UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: October 28, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 28, 2010, entitled “CNOOC Limited Records Increases in Both Production and Revenue for Q3”.

99.2	Announcement dated October 28, 2010.

Exhibit 99.1

For Immediate Release

CNOOC Limited Records Increases in Both Production and Revenue for Q3

(Hong Kong, October 28, 2010) –CNOOC Limited (“the Company", NYSE: CEO, SEHK: 883) is pleased to announce today that the Company achieved a total net production of 88.7 million barrels of oil equivalent (BOE) for the third quarter of 2010, representing an increase of 48.8% year over year (YOY).

The production growth in this quarter was mainly attributable to: the ramping up of production from projects that came on stream since 2009, the outperformance of existing fields, the contributions from newly acquired projects, and lower than expected losses from typhoons.

Thanks to all of these factors, the Company’s total net production of 2010 is expected to exceed its annual production target and reach 319-329 million BOE.

Benefiting from increased oil and gas production and higher realized oil prices, the total unaudited revenue of the Company amounted to approximately RMB38.91 billion for the third quarter of 2010, representing a significant increase of 63.8% YOY. During this period, the Company’s average realized oil price increased 9.3% YOY to US$74.15 per barrel, while its realized gas price was US$3.96 per thousand cubic feet, almost same as the previous year.

Within the period, the Company started up five new projects, including: Bozhong 19-4, Bozhong 29-4, Luda 32-2, Weizhou 6-8 and Bozhong 26-3. On the exploration side, the Company and its partner successfully drilled five appraisal wells.

Due to the combination of cost savings through work efficiency, delay in certain development projects, and the intensive workload scheduled in the fourth quarter, the Company's capital expenditure for this quarter was approximately RMB8.19 billion, representing a decrease of 27.2% YOY.

Mr. Yang Hua, the Vice chairman and CEO of CNOOC Limited said: “The production figure in the third quarter is impressive, and we would expect a plenteous harvest this year. Under the superior oil prices, the Company will continuously strive to ensure the steady growth of the production and reserve to serve the Company’s long term development and to maximize the shareholders’ value.”

– End –

Notes to Editors:
*** *** *** ***
More information about the Company is available at http://www.cnoocltd.com.
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2010 (ended 30 September 2010). The comparative statistics for the third quarter of 2009 (ended 30 September 2009) are also disclosed in this announcement.

The board of directors (the “Board”) of CNOOC Limited (the “Company”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2010 (ended 30 September 2010). The comparative statistics for the third quarter of 2009 (ended 30 September 2009) are also disclosed in this announcement.

The Company achieved a total net production of 88.7 million barrels of oil equivalent (BOE) for the third quarter of 2010, representing an increase of 48.8% year over year (YOY). The production growth was mainly attributable to: the ramping up of production from projects that came on stream since 2009, the outperformance of existing fields achieved by effective measures such as infill drilling, the contributions from newly acquired projects, and lower than expected losses from typhoons. The 2010 net production is expected to exceed the annual production target and achieve 319-329 million BOE.

For the third quarter of 2010, the Company’s new projects progressed smoothly when Bozhong 19-4, Bozhong 29-4, Luda 32-2, Weizhou 6-8 and Bozhong 26-3 commenced production, respectively. On the exploration side, the Company and its partner successfully drilled five appraisal wells.

Benefiting from increased oil and gas production and higher realized oil prices, the total unaudited revenues of the Company were approximately RMB38.91 billion for the third quarter of 2010, representing a significant increase of 63.8% YOY. For the third quarter of 2010, the Company’s average realized oil price increased 9.3% YOY to US$74.15 per barrel, while its realized gas price was US$3.96 per thousand cubic feet, almost same as the previous year.

For the third quarter of 2010, the Company's capital expenditure was approximately RMB8.19 billion, representing a decrease of 27.2% YOY, mainly due to the combination of cost savings through efficiency, delay in certain development projects, and the intensive workload scheduled in the forth quarter.

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Third quarter and Year-to-Date Production Summary (Unaudited)

	2010		2009
Crude Oil & Liquids (mmbbls)	Q3	YTD	Q3	YTD
Bohai Bay	40.8	108.3	24.3	66.5
Western South China Sea	7.8	22.6	6.7	19.7
Eastern South China Sea	11.1	32.2	10.1	34.5
East China Sea	0.004	0.016	0.005	0.017
Overseas	10.7	27.6	7.2	14.9
Subtotal (mmbbls)	70.4	190.7	48.3	135.6

Natural Gas (bcf)
Bohai Bay	11.1	31.5	7.6	20.3
Western South China Sea	34.6	93.0	28.2	73.6
Eastern South China Sea	13.8	37.0	5.0	11.4
East China Sea	0.5	1.5	0.6	1.6
Overseas	46.8	110.5	22.9	63.6
Subtotal (bcf)	106.8	273.5	64.3	170.5

Total Production (mmBOE)	88.7	237.7	59.6	165.4

Third quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB millions				US$ millions
	2010		2009		2010		2009
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude oil and liquids	35,583	98,492	21,880	51,572	5,250	14,466	3,203	7,548
Natural Gas	2,866	7,595	1,727	4,558	423	1,116	253	667
Marketing Revenue, net	53	164	52	247	8	24	8	36
Others	412	988	99	437	61	145	15	64
Total	38,914	107,239	23,758	56,814	5,742	15,751	3,479	8,315

Capital Expenditures
Exploration	2,064	5,409	2,116	4,974	305	794	310	728
Development	3,526	10,918	6,999	20,566	520	1,604	1,025	3,010
Production	2,598	6,281	2,126	4,173	383	923	311	611
Total	8,188	22,608	11,241	29,713	1,208	3,321	1,646	4,349

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For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB 6.7772 has been used for the third quarter of 2010 and an exchange rate of US$1 = RMB 6.8084 has been used for the nine months ended 30 September 2010, whilst an exchange rate of US$1 = RMB 6.8313 has been used for the third quarter of 2009 and an exchange rate of US$1 = RMB 6.8330 has been used for the nine months ended 30 September 2009, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 28 October 2010

As at the date of this announcement, the Board comprises:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

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